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SEC MAIL
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *07/01/09* (MM/DD/YY) AND ENDING *06/30/10* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Horwitz & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2610 Lake Cook Road
(No. and Street)

Riverwoods	***Illinois***	***60015***
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD HORWITZ **(224)-632-4700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD HORWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **HORWITZ & ASSOICATES, INC**, as of **JUNE 30, 2010**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
JULI E DEAN
MY COMMISSION EXPIRES
JULY 24, 2012



Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO U.S. SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HORWITZ & ASSOCIATES, INC.

JUNE 30, 2010

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
Horwitz & Associates, Inc.

We have audited the accompanying statement of financial condition of Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc., as of June 30, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, which the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horwitz & Associates, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 15 and 16 is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
August 23, 2010

Horwitz & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2010

ASSETS

Cash and cash equivalents	$ 640,948
Investments, at fair value	134,754
Due from clearing broker	559,011
Other assets	63,338
TOTAL ASSETS	$1,398,051

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$1,025,304
STOCKHOLDER'S EQUITY	
Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding	102,597
Paid-in capital	65,500
Retained earnings	470,010
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	372,747
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,398,051

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF OPERATIONS
Year ended June 30, 2010

Revenue	
Commissions	
Agency and principal commissions	$ 7,596,021
Option commissions	2,412,578
Mutual funds	215,231
Insurance	155,291
Interest and dividends	176,938
Investment advisory fees	1,287,078
Net gain from investment transactions	21,713
Total revenue	11,864,850
Operating expenses	
Broker and employee compensation	6,573,117
Brokerage clearing	2,003,371
Occupancy and other office expenses	2,201,461
Communications	206,285
Taxes, other than income taxes	115,035
Other	843,928
Total operating expenses	11,943,197
Loss before income taxes	(78,347)
Income taxes	21,769
NET LOSS	$ (100,116)

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2010

	Common stock					
	Class A Voting	Class B Non-voting	Paid-in capital	Retained earnings	Treasury stock	Total stockholder's equity
Balance at July 1, 2009	$ 33,000	$ 102,597	$ 65,500	$ 570,126	$ (298,360)	$ 472,863
Net loss	-	-	-	(100,116)	-	(100,116)
Balance at June 30, 2010	$ 33,000	$ 102,597	$ 65,500	$ 470,010	$ (298,360)	$ 372,747

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CASH FLOWS
Year ended June 30, 2010

Cash flows from operating activities	
Net loss	$(100,116)
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in operating assets and liabilities	
Investments, at fair value	(65,015)
Due from clearing broker	288,529
Other assets	(16,577)
Accounts payable and accrued expenses	(7,329)
Total adjustments to reconcile net loss to net cash provided by operating activities	199,608
Net cash provided by operating activities	99,492
Net increase in cash and cash equivalents	99,492
Cash and cash equivalents at beginning of year	541,456
Cash and cash equivalents at end of year	$ 640,948
Supplemental cash flow information	
Cash paid for income taxes	$ 21,769

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc. (the "Parent Company"), acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of U.S. Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 19 branches located in Alabama, California, Colorado, Georgia, Florida, Illinois, Iowa, Louisiana, New York, Ohio, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Unrealized gains or losses are recognized on the differences between cost and fair value on securities positions.

Investments

Securities are classified as trading account assets, held-to-maturity or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity. All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as held-to-maturity or available-for-sale.

Transactions in securities are recorded on a trade-date basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original or remaining maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institution in excess of Federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2010, the net capital ratio was 3.66 to 1 and the net capital was $279,902, which was $179,902 in excess of its required net capital of $100,000. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - INVESTMENT SECURITIES

Investments classified as trading account assets consist of corporate equity securities with a fair market value of $134,754 as of June 30, 2010.

NOTE D - INVESTMENT SECURITIES - Continued

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Financial Accounting Standards Board ("FASB") has established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, as follows:

1. Quoted prices for similar assets or liabilities in active markets.

2. Quoted prices for identical or similar assets or liabilities in markets that are not active.

3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 - Inputs are unobservable inputs for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability).

The following table presents the fair value hierarchy of those assets and liabilities measured at fair value as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
Investments				
Common stock	$134,754	$ -	$ -	$134,754

NOTE E - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at June 30, 2010:

Accrued commissions	$ 810,649
Due to clearing broker	177,352
Other	37,303
	$1,025,304

NOTE F - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for Federal and state income taxes are calculated on a separate-company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2010, the Company had no deferred tax assets or liabilities.

The differences between the income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense at June 30, 2010, were not significant.

In June 2006, the FASB clarified guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, guidance was provided on re-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements are effective for fiscal years beginning after December 15, 2006. In December 2008, the FASB permitted certain entities to defer the effective date to annual financial statements for fiscal years beginning after December 15, 2008.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. The Company adopted this guidance on July 1, 2009, and applied it to the 2007, 2008 and 2009 tax positions, all open tax years. The adoption of this guidance had no

NOTE F - INCOME TAXES - Continued

material effect on the Company's financial statements. As of June 30, 2010, the Company had no material unrecognized Federal or state tax benefits. The Company did not record a cumulative effect adjustment related to the adoption of this guidance during the year ended June 30, 2010. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2010. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

NOTE G - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2010, was $166,200.

In addition, the Company began leasing building space in November 2006 from the Parent Company on a month-to-month basis. Rent expense under this arrangement for the year ended June 30, 2010, was $114,247.

The Parent Company is committed to providing all necessary financial support to the Company if needed.

NOTE H - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing brokers, the Company has agreed to (1) indemnify and hold the clearing brokers harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with the brokers of cash and/or securities of not less than $150,000 and $100,000, respectively. Accordingly, the Company is subject to credit risk if the clearing brokers are unable to repay the balance on their accounts.

This agreement provides the clearing brokers with a lien upon all cash and cash equivalents, securities and receivables held by the clearing brokers. These liens secure the liabilities and obligations of the Company to the clearing brokers.

NOTE H - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

Clearing Agreement - Continued

At June 30, 2010, the Company had cash of $17,717 and investments with a fair market value of $137,754 on deposit with one of the clearing brokers, and $100,000 of cash with the other clearing broker.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing brokers acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2010.

Litigation and Arbitration

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

NOTE I - SUBSEQUENT EVENTS

Company management has determined that no material events or transactions occurred subsequent to June 30, 2010 and through August 23, 2010, the date Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Horwitz & Associates, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

Stockholder's equity	$ 372,747
Non-allowable assets	
Other assets	63,338
Petty cash fund	200
Total non-allowable assets	63,538
Tentative net capital before haircuts	309,209
Haircuts on securities	
Stock and warrants	29,307
Total haircuts on securities	29,307
Net capital	$ 279,902
Capital requirements	
Minimum net capital	$ 100,000
Net capital in excess of requirement	179,902
Net capital, as above	$ 279,902
Ratio of aggregate indebtedness to net capital	3.66
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$1,025,304

Statement pursuant to Rule 17A-5(d)(4)

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the year ended June 30, 2010.

Horwitz & Associates, Inc.
STATEMENT REGARDING RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
Horwitz & Associates, Inc.

In planning and performing our audit of the financial statements of Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc., as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 23, 2010